UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  August 2008

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”) dated August 12, 2008, announcing the Company’s financial results for the second quarter of 2008 and the six months ended June 30, 2008.

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $14.2 million and earnings per share of $0.83 for the second quarter of 2008.
•	Knightsbridge reports net income of $29.0 million and earnings per share of $1.70 for the six months ended June 30, 2008.
•	Knightsbridge announces a cash dividend of $0.75 per share for the second quarter of 2008.

SECOND QUARTER AND SIX MONTHS RESULTS

Knightsbridge Tankers Limited (the “Company”) reports net income of $14.2 million and earnings per share of $0.83 for the second quarter of 2008. The average daily time charter equivalents (“TCEs”) earned by the Company’s four VLCCs was $58,700 compared with $55,300 in the preceding quarter. The second quarter earnings reflect the continuing strength in the tanker market and an increase in the profit share on Hampstead and Kensington.

The net decrease in cash and cash equivalents in the quarter was $0.4 million. The Company generated cash from operating activities of $14.9 million, used $2.2 million to repay debt facilities, invested $0.3 million in its newbuilding project and distributed $12.8 million in dividend payments. In August 2008, the Company has an average cash breakeven rate for its vessels of $18,700 per vessel per day compared to $18,400 in August 2007.

For the six months ended June 30, 2008 the Company reports net income of $29.0 million and earnings per share of $1.70. The average daily TCEs for the six months ended June 30, 2008 was $56,900. Net interest expense net of capitalized interest for the period was $0.4 million (2007 comparable six months: $2.8 million) due mainly to the lower net debt level.

On August 12, 2008, the Board declared a dividend of $0.75 per share. The record date for the dividend is August 22, 2008, ex dividend date is August 20, 2008 and the dividend will be paid on or about September 9, 2008.

THE MARKET

The average market rate for VLCCs from MEG to Japan in the second quarter was about WS 173 ($ 130,000 per day) compared to about WS 126 ($ 86,000 per day) in the first quarter of 2008. The third quarter started with average TCE rates for modern VLCCs, according to Clarkson, of $153,000 per day while present indications are $60,000 per day.

Bunkers at Fujairah averaged approximately $578/mt in the second quarter with a low of approximately $495/mt and a high of approximately $680/mt. The average bunker price at Fujairah so far in the third quarter is $713/mt, according to Platts, while present quotes are $657/mt.

The International Energy Agency (IEA) reported in August 2008 an average OPEC oil production, including Iraq, of 32.2 million barrels per day during the second quarter of the year, a 0.2 million barrels per day decrease from the first quarter. The next OPEC meeting is scheduled to take place on September 9, 2008.

IEA further estimates that world oil demand averaged 86.1 million barrels per day in the second quarter, a 0.8 percent decrease from the first quarter of 2008. IEA predicts that the average demand for 2008 in total will be 86.9 million barrels per day, or a 0.9 percent growth from 2007, hence showing a continued demand growth.

According to Fearnleys, the VLCC fleet totalled 486 vessels at the end of the second quarter with five deliveries during the quarter. There are 24 additional deliveries expected in 2008. The total order book amounted to 208 vessels at the end of the second quarter, up from 185 vessels after the first quarter of 2008. The current orderbook represents about 43 percent of the VLCC fleet. Seven VLCCs were deleted from the trading fleet whilst 28 VLCCs were ordered during the quarter. The single hull fleet amounted to 117 vessels at the end of the second quarter.

CORPORATE AND OUTLOOK

The Company has four VLCCs fixed on time charters expiring between 2009 and 2012 and thus its exposure to short term market fluctuations is limited.  Two of these time charters also include a profit sharing arrangement.  This contract coverage provides good long term stability and limits financial risk.

On June 4, 2007 the Company purchased two newbuilding contracts, each for a Capesize bulk carrier of approximately 170,000 deadweight tons.  These vessels are scheduled for delivery in 2009.  Both the new vessels under construction have been fixed on five year time charters from delivery in 2009 at a net rate of $40,000 and $53,000 per day, respectively.  The total investment for the newbuilding contracts is approximately $162 million of which the Company has paid $32.4 million to date. The $32.4 million has been 100 % financed through a bank facility.

August 12, 2008
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:            Ola Lorentzon, Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Bjorn Sjaastad, Chief Executive Officer, Knightsbridge Tankers Limited
+ 47 906 90 130

Inger M. Klemp, Chief Financial Officer, Knightsbridge Tankers Limited
+ 47 23 11 40 76

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" ”pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

KNIGHTSBRIDGE TANKERS LIMITED SECOND QUARTER REPORT (UNAUDITED)

2007 Apr-Jun	2008 Apr-Jun	INCOME STATEMENT (in thousands of $)	2008 Jan-Jun	2007 Jan-Jun	2007 Jan-Dec (audited)

19,735	21,984	Operating revenues	46,992	43,793	88,160
-	-	Gain on sale of asset	-	-	49,119
		Operating expense
3,060	632	Voyage expenses	3,119	7,413	12,872
3,399	3,243	Ship operating expenses	6,784	7,434	15,544
381	377	Administrative expenses	740	753	1,481
4,269	3,428	Depreciation	6,856	8,490	17,016
11,109	7,680	Total operating expenses	17,499	24,090	46,913
8,626	14,304	Net operating income	29,493	19,703	90,366
		Other income (expenses)
242	557	Interest income	1,330	504	1,026
(1,627)	(654)	Interest expense	(1,745)	(3,281)	(6,373)
(30)	(41)	Other financial items	(86)	(47)	(183)
(1,415)	(138)	Total other expenses	(501)	(2,824)	(5,530)
7,211	14,166	Net income	28,992	16,879	84,836

$0.42	$0.83	Earnings per share ($)	$1.70	$0.99	$4.96
$36,800	$58,700	Income on time charter basis ($ per day per vessel)*	$56,900	$40,300	$41,700

* Basis = Calendar days less off-hire. Figures after deduction of broker commission.

BALANCE SHEET (in thousands of $)	2008 Jun 30	2007 Jun 30	2007 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	87,498	8,358	82,143
Restricted cash	10,000	10,000	10,000
Other current assets	10,749	8,414	15,210
Long term
Vessels, net	194,216	259,459	201,072
Newbuildings	34,224	32,423	33,459
Deferred charges	210	358	282
Total assets	336,897	319,012	342,166
LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long-term debt	8,960	11,200	8,960
Other current liabilities	4,759	9,683	8,890
Long term
Long term interest bearing debt	98,560	126,000	103,040
Stockholders’ equity	224,618	172,129	221,276
Total liabilities and stockholders’ equity	336,897	319,012	342,166

2007 Apr-Jun	2008 Apr-Jun	STATEMENT OF CASHFLOWS (in thousands of $)	2008 Jan-Jun	2007 Jan-Jun	2007 Jan-Dec (audited)
		OPERATING ACTIVITIES
7,211	14,166	Net income	28,992	16,879	84,836
		Adjustments to reconcile net income to net cash provided by operating activities
4,286	3,464	Depreciation and amortization	6,928	8,524	17,164
-	-	Gain on sale of asset	-	-	(49,119)
4,239	(2,686)	Change in operating assets and liabilities	331	2,894	(4,695)
15,736	14,944	Net cash provided by operating activities	36,251	28,297	48,186

		INVESTING ACTIVITIES
(32,423)	(289)	Additions to newbuildings	(766)	(32,423)	(33,459)
-	-	Proceeds from disposal of asset	-	-	98,980
(32,423)	(289)	Net cash (used in) provided by investing activities	(766)	(32,423)	65,521

		FINANCING ACTIVITIES
33,600	-	Proceeds from long-term debt and credit facilities	-	33,600	33,600
(2,800)	(2,240)	Repayments of long-term debt and credit facilities	(4,480)	(5,611)	(30,811)
(10,260)	(12,825)	Dividends paid	(25,650)	(23,940)	(42,750)
(103)	-	Debt finance costs	-	(103)	(141)
20,437	(15,065)	Net cash (used in) provided by financing activities	(30,130)	3,946	(40,102)

3,750	(410)	Net increase (decrease) in cash and cash equivalents	5,355	(180)	73,605
4,608	87,908	Cash and cash equivalents at start of period	82,143	8,538	8,538
8,358	87,498	Cash and cash equivalents at end of period	87,498	8,358	82,143

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                    KNIGHTSBRIDGE TANKERS LIMITED
                    (Registrant)

Dated: August 13, 2008	By:	/s/ Georgina Sousa
Georgina Sousa Secretary

SK 01655 0002 910582